Exhibit 99.1

Franco-Nevada Announces Closing of Weyburn Net Royalty Interest Acquisition

TORONTO, November 13, 2012 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) today announced the closing of the acquisition of an 11.7% net royalty interest (“NRI”) in the Weyburn Oil Unit (the “Unit”) from Penn West Petroleum Ltd. and Penn West Petroleum. Franco-Nevada paid C$400 million in cash, prior to minor closing adjustments, for the NRI with funds coming from working capital. The acquisition has an effective date of October 1, 2012.

About Franco-Nevada

Franco-Nevada is a gold royalty and stream company.  The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest new gold development and exploration projects in the world.  Its business model benefits from rising commodity prices and new discoveries while limiting exposure to operating and capital cost inflation.  Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay monthly dividends.  Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Geoff Waterman
Manager, Investor Relations	Chief Operating Officer
416-306-6328	416-306-6312
info@franco-nevada.com